SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of April 2006

Commission File Number 000-31062

Oncolytics Biotech Inc.

(Translation of registrant’s name into English)

Suite 210, 1167 Kensington Crescent NW
Calgary, Alberta, Canada T2N 1X7

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   82 -

Signatures

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Oncolytics Biotech Inc. (Registrant)

Date April 26, 2006	By:	/s/ Doug Ball Doug Ball Chief Financial Officer

First Quarter Report
March 31, 2006

Oncolytics Biotech Inc.
TSX: ONC
NASDAQ: ONCY

FIRST QUARTER REPORT
For the quarter ended March 31, 2006
Letter to Shareholders
To date in 2006, Oncolytics research collaborators have presented positive results from a number of clinical and preclinical studies with REOLYSIN®, including interim results from our Phase I combination REOLYSIN®/radiation study, and abstracts on two preclinical studies conducted in the U.S. Oncolytics also announced the addition of two U.S. patents and one Canadian patent to its growing patent portfolio.
Oncolytics announced on January 18 that the Cancer Therapy Evaluation Program (CTEP) of the U.S. National Cancer Institute (NCI) had begun the process of soliciting proposals for two monotherapy trials with REOLYSIN®; a Phase II systemic administration trial for patients with melanoma, and a Phase I/II systemic and intraperitoneal administration trial for patients with ovarian cancer. Oncolytics will provide REOLYSIN® for all clinical trials conducted and sponsored by the NCI under a Clinical Trials Agreement (CTA). Since the CTA was approved, Oncolytics and the NCI have worked together to select cancer indications and suitable development programs.
On January 24, Oncolytics announced that an oral presentation covering preliminary results of its Phase I combination REOLYSIN®/radiation clinical trial would be made at the American Association for Cancer Research (AACR) Annual Meeting, held April 1-5 in Washington, D.C. The interim results demonstrated that the combination of intratumoural REOLYSIN® and radiation was well tolerated and both local clinical responses and early indication of systemic effects were observed. Preliminary observations in the first seven patients showed that toxicities have been generally mild and included fever, sweating and skin erythema. One patient in the second cohort developed grade 3 fatigue and grade 3 flu-like symptoms and could not receive the second REOLYSIN® injection. Amongst the first five patients evaluated, three patients had partial tumour responses. There was one case of progressive disease at one month, one case of stable disease at one month, two cases of partial responses at one, two and three months and one case of stable disease at one and two months, which became a pathological partial response at three months. CT scans from the treated lymph node tumour in the first patient in the trial clearly show the partial response, which has now lasted for over eight months. A metastatic tumour in this patient that was outside the radiation field also showed a partial response.
During the quarter, Oncolytics announced that it had secured two U.S. patents and one Canadian patent. The first U.S. patent issued in 2006 covers new methods of using the reovirus to clear contaminating cancer cells from autologous (harvested from the patient themselves) blood stem cell transplants. The second U.S. patent issued this year covers methods for preventing reovirus recognition by the host immune system, allowing manipulation of the immune system that may enhance the effectiveness of REOLYSIN® treatment. The Canadian patent covers methods of producing and extracting infectious reovirus from a culture of cells. At March 31, 2006, Oncolytics held 15 U.S. patents, two European patents and four Canadian patents.
The Company announced in March that its research collaborators were chosen to deliver two poster presentations covering REOLYSIN® clinical trial data at the American Society of Clinical Oncology (ASCO) Annual Meeting, to be held June 2-6, 2006 in Atlanta, Georgia.
Dr. Johann de Bono, the principal investigator for Oncolytics Phase I systemic administration trial being conducted in the U.K., is scheduled to present interim results from the trial, while Dr. P.A. Forsyth of the University of Calgary and the Alberta Cancer Board is scheduled to present final results of Oncolytics’ Canadian Phase I recurrent malignant glioma trial. Patient follow up in the malignant glioma trial was completed in January, 2006.
On March 29, Dr. Richard Vile et al. of the Mayo College of Medicine in the U.S. presented a poster entitled “The Efficacy of Replicating Virotherapy for Tumours Involves a Complex Equilibrium Between Virus, Tumour and the Immune System” at the 3rd Annual Conference of the British Society for Gene Therapy in London, U.K.

The investigators concluded that immune interventions which prolong local viral replication and/or enhance levels of tumour specific T cells, should have significant therapeutic impacts both against the local, injected tumour and against systemic metastatic disease not accessible to direct viral injection.
A second poster was delivered on April 4 by Dr. E. Anders Kolb of the Albert Einstein College of Medicine, Bronx, New York at the AACR conference. The poster was entitled “Reolysin, an unmodified Reovirus, has significant anti-tumour activity in childhood sarcomas.” The investigators tested reovirus against various pediatric sarcoma cell lines in vitro and in vivo. The reovirus exhibited significant antitumour activity in all tumour lines evaluated, leading the investigators to conclude that a clinical trial of systemic reovirus in pediatric solid tumors is warranted.
We continue to make progress in our planned clinical trial program, while expanding our knowledge of the interaction between REOLYSIN® and the immune system. We look forward to initiating our Phase II program later this year.
Thank you for your continued support.

Brad Thompson, PhD
President and CEO
April 25, 2006

April 25, 2006
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS
This discussion and analysis should be read in conjunction with the unaudited financial statements of Oncolytics Biotech Inc. as at and for the three months ended March 31, 2006 and 2005, and should also be read in conjunction with the audited financial statements and Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) contained in our annual report for the year ended December 31, 2005. The financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”).
FORWARD-LOOKING STATEMENTS
The following discussion contains forward-looking statements, within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements, including our belief as to the potential of REOLYSIN® as a cancer therapeutic and our expectations as to the success of our research and development and manufacturing programs in 2006 and beyond, future financial position, business strategy and plans for future operations, and statements that are not historical facts, involve known and unknown risks and uncertainties, which could cause our actual results to differ materially from those in the forward-looking statements. Such risks and uncertainties include, among others, the need for and availability of funds and resources to pursue research and development projects, the efficacy of REOLYSIN® as a cancer treatment, the success and timely completion of clinical studies and trials, our ability to successfully commercialize REOLYSIN®, uncertainties related to the research, development and manufacturing of pharmaceuticals, uncertainties related to competition, changes in technology, the regulatory process and general changes to the economic environment. Investors should consult our quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward-looking statements. Forward looking statements are based on assumptions, projections, estimates and expectations of management at the time such forward looking statements are made, and such assumptions, projections, estimates and/or expectations could change or prove to be incorrect or inaccurate. Investors are cautioned against placing undue reliance on forward-looking statements. We do not undertake to update these forward-looking statements.
OVERVIEW
Oncolytics Biotech Inc. is a Development Stage Company
Since our inception in April of 1998, Oncolytics Biotech Inc. has been a development stage company and we have focused our research and development efforts on the development of REOLYSIN®, our potential cancer therapeutic. We have not been profitable since our inception and expect to continue to incur substantial losses as we continue research and development efforts. We do not expect to generate significant revenues until, if and when, our cancer product becomes commercially viable.
General Risk Factors
Prospects for biotechnology companies in the research and development stage should generally be regarded as speculative. It is not possible to predict, based upon studies in animals, or early studies in humans, whether a new therapeutic will ultimately prove to be safe and effective in humans, or whether necessary and sufficient data can be developed through the clinical trial process to support a successful product application and approval.
If a product is approved for sale, product manufacturing at a commercial scale and significant sales to end users at a commercially reasonable price may not be successful. There can be no assurance that we will generate adequate funds to continue development, or will ever achieve significant revenues or profitable operations. Many factors (e.g. competition, patent protection, appropriate regulatory approvals) can influence the revenue and product profitability potential.
In developing a pharmaceutical product, we rely upon our employees, contractors, consultants and collaborators and other third party relationships, including the ability to obtain appropriate product liability insurance. There can be no assurance that these reliances and relationships will continue as required.

In addition to developmental and operational considerations, market prices for securities of biotechnology companies generally are volatile, and may or may not move in a manner consistent with the progress being made by Oncolytics.
REOLYSIN® Development Update for the First Quarter of 2006
We continue to develop our lead product REOLYSIN® as a possible cancer therapy. Our goal each year is to advance REOLYSIN® through the various steps and stages of development required for potential pharmaceutical products. In order to achieve this goal, we actively manage the development of our clinical trial program, our pre-clinical and collaborative programs, our manufacturing process and supply, and our intellectual property.
Clinical Trial Program
In the first quarter of 2006, we continued to actively enroll patients in our three ongoing clinical trials (two systemic monotherapy delivery studies and one local delivery study using REOLYSIN® in combination with radiation therapy). We were also able to report on the conclusion of patient follow up in our Canadian malignant glioma clinical trial reporting that the intratumoural administration of REOLYSIN® was well tolerated and a maximum tolerated dose was not reached.
In the first quarter of 2006, the U.S. National Cancer Institute commenced its solicitation process for two clinical trial studies, a Phase II study of REOLYSIN® administered systemically in patients with melanoma and a Phase I/II study of REOLYSIN® co-administered both systemically and intraperitoneally (“IP”) in patients with ovarian cancer. The purpose of the Phase I portion of the trial is to determine the Maximum Tolerated Dose of REOLYSIN® given by IP administration in combination with a constant systemic dose and dosing regimen. We are also preparing clinical trial applications for additional clinical studies that will be filed upon the conclusion of our existing radiation combination and systemic clinical trials.
In January 2006, we announced that an oral presentation of the preliminary results of our Phase I combination REOLYSIN®/radiation clinical trial was scheduled to be made at the American Association for Cancer Research (“AACR”) annual meeting held April 1 — 5, 2006 in Washington D.C. (see “Recent 2006 Progress”).
In March 2006, we announced that two of our clinical trial investigators were scheduled to deliver poster presentations at the American Society of Clinical Oncology (“ASCO”) annual meeting to be held June 2 — 6, 2006 in Atlanta, Georgia. A poster entitled “A Phase I study of a wild-type reovirus (Reolysin) given intravenously to patients with advanced malignancies” is scheduled to be presented by Dr. Johann S. de Bono of The Royal Marsden Hospital and The Institute of Cancer Research, U.K. A poster entitled “A phase I trial of intratumoural (i.t.) administration of reovirus in patients with histologically confirmed recurrent malignant gliomas (MGs)” is scheduled to be presented by Dr. P.A. Forsyth of the University of Calgary and the Alberta Cancer Board.
Manufacturing and Process Development
We currently have sufficient REOLYSIN® to supply our clinical trial program presently underway. In the first quarter of 2006, we continued to contract cGMP (“current good manufacturing practices”) production runs to supply our expanding clinical trial program. We continued process development activity focused on improving process yields and increasing production scale.
Pre-Clinical Trial and Collaborative Program
We perform pre-clinical studies and engage in collaborations to help support our clinical trial programs and expand our intellectual property base. In the first quarter of 2006, we continued with studies examining the interaction between the immune system and the reovirus, the use of the reovirus as a co-therapy with existing chemotherapeutics and radiation, the use of new RAS active viruses as potential therapeutics, and to investigate new uses for the reovirus in therapy.
In the first quarter of 2006, one of our collaborators presented a poster at the British Society of Gene Therapy 3rd annual conference in London U.K. Our investigators concluded that immune interventions which prolong local viral replication, and/or enhance levels of tumour specific T cells, should have significant therapeutic impacts both against the local, injected tumour and against systemic metastatic disease not accessible to direct viral injection.

Intellectual Property
In the first quarter of 2006, two U.S. and one Canadian patents were issued. At the end of the first quarter of 2006, we had been issued a total of 15 U.S., five Canadian and two European patents. We also have other patent applications filed in the U.S., Europe and Canada and other jurisdictions.
Financial Impact
We estimated at the beginning of 2006 that our monthly cash usage would be approximately $1,500,000 for 2006. Our cash usage for the first quarter of 2006 was $2,461,213 from operating activities and $258,329 for the purchases of intellectual property and capital assets. We expect that our monthly cash usage will increase to be in line with our estimate during the remainder of 2006 as we progress into our Phase II clinical trial program and commence patient enrollment. Our net loss for the first quarter of 2006 was $2,994,536.
Cash Resources
We exited the first quarter of 2006 with cash resources totaling $37,686,625 (see “Liquidity and Capital Resources”).
Expected REOLYSIN® Development for the Remainder of 2006
We continue to believe that patient enrollment in our two U.K. clinical trials and our U.S. systemic trial will conclude in 2006 and we believe that we will be able to report additional patient data pertaining to these trials. The timing of when and what we are able to report will be determined in conjunction with the principal investigators and the clinical trial sites.
We plan to file additional clinical trial applications in 2006 that focus on specific cancer indications and drug/treatment combinations. We believe that the results from our existing clinical trials will provide us with support to move into Phase II studies.
We expect to produce REOLYSIN® in 2006 to supply our expanding clinical trial program. We also plan to continue process yield improvement and scale up studies in 2006 in an effort to continue to improve our manufacturing process.
Recent 2006 Progress
Interim Clinical Trial Results
On April 4, 2006, interim results from our Phase I combination REOLYSIN®/radiation clinical trial was presented at the AACR annual meeting in Washington D.C. Preliminary observations in the first seven patients show that the combination of intratumoural REOLYSIN® and radiation has been well-tolerated. Most toxicities have been mild, generally grade 1 and 2, and include fever, sweating and skin erythema. One patient in the second cohort developed grade 3 fatigue and grade 2 flu-like symptoms and could not receive the second REOLYSIN® injection. There has been no evidence that the REOLYSIN® injections exacerbated the acute reactions expected from the radiation. There was also no evidence of viral shedding in the blood, urine, stool or sputum on day eight post-REOLYSIN® injection.
Interim analysis has shown evidence of local responses and an indication of systemic effects. Amongst the first five patients that completed treatment, three patients had partial tumour responses. There was one case of progressive disease at one month, one case of stable disease at one month, two cases of partial responses at one, two and three months and one case of stable disease at one and two months, which became a pathological partial response at three months. CT scans from the treated lymph node tumour in the first patient in the trial clearly show the partial response, which has now lasted for over eight months. A metastatic tumour in this patient that was outside the radiation field also showed a partial response.
Research Collaboration Results
On April 4, 2006, a poster by Dr. E. Anders Kolb was presented at the AACR annual meeting in Washington D.C. The investigators tested reovirus against various pediatric sarcoma cell lines in vitro and in vivo. In all tumor lines evaluated, the reovirus exhibited significant antitumor activity. The investigators concluded that REOLYSIN® demonstrates excellent anti-tumor activity in vitro and in vivo in childhood sarcoma cell lines, and that these promising results suggest that a clinical trial of systemic reovirus in pediatric solid tumors is warranted.

RESULTS OF OPERATIONS
Net loss for the three month period ending March 31, 2006 was $2,994,536 compared to $2,377,049 for the three month period ending March 31, 2005.
Research and Development Expenses (“R&D”)

	2006	2005
	$	$

Manufacturing and related process development expenses	851,791	838,608
Clinical trial expenses	503,974	232,348
Pre-clinical trial expenses and collaborations	189,229	236,190
Other R&D expenses	371,328	323,118

Research and development expenses	1,916,322	1,630,264

For the first quarter of 2006, R&D increased to $1,916,322 compared to $1,630,264 for the first quarter of 2005. The increase in R&D was due to the following:
Manufacturing & Related Process Development (“M&P”)

	2006	2005
	$	$

Product manufacturing expenses	652,073	802,029
Process development expenses	199,718	36,579

Manufacturing and related process development expenses	851,791	838,608

Our M&P expenses for the first quarter of 2006 increased to $851,791 compared to $838,608 for the first quarter of 2005. In the first quarter of 2006, we completed the production runs that were ongoing at the end of 2005 as we continue our focus on the production of REOLYSIN® in order to supply our expanding clinical trial program and other research activity. We also entered into additional production run contracts that are scheduled to occur throughout the remainder of 2006.
Our process development expenses increased to $199,718 for the first quarter of 2006 compared to $36,579 for the first quarter of 2005. In the first quarter of 2006, we incurred process development costs associated with scale up studies and the validation of the fill process used by our manufacturer.
We still expect that our product manufacturing expenses for the remainder of 2006 will remain consistent compared to 2005. However, we may choose to increase our product manufacturing commitments in 2006 if we believe we will need additional REOLYSIN® as our clinical trial program progresses.
For the remainder of 2006, our process development expenses are expected to increase compared to 2005. We will continue to work on improving process yields. We are also expecting to incur additional process development expenses associated with the ongoing scale up of our manufacturing process.
Clinical Trial Program

	2006	2005
	$	$

Direct clinical trial expenses	456,840	232,348
Other clinical trial expenses	47,134	—

Clinical trial expenses	503,974	232,348

During the first quarter of 2006, our direct clinical trial expenses increased to $456,840 compared to $232,348 for the first quarter of 2005. In the first quarter of 2006, we incurred direct patient costs in our three ongoing clinical trials compared to only one enrolling clinical trial study in the first quarter of 2005. As well in the first quarter of 2006, we incurred costs associated with the patient follow up segment of our Canadian glioma clinical trial.

We expect our clinical trial expenses will continue to increase for the remainder of 2006 compared to 2005. The increase in these expenses is expected to arise from enrollment in our existing clinical trial program and expansion into Phase II clinical trials.
Pre-Clinical Trial Expenses and Research Collaborations

	2006	2005
	$	$

Research collaboration expenses	146,436	183,423
Pre-clinical trial expenses	42,793	52,767

Pre-clinical trial expenses and research collaborations	189,229	236,190

During the first quarter of 2006, our research collaboration expenses were $146,436 compared to $183,423 for the first quarter of 2005. Our research collaboration activity continues to focus on the interaction of the immune system and the reovirus, the use of the reovirus as a co-therapy with existing chemotherapeutics and radiation, the use of new RAS active viruses as potential therapeutics, and to investigate new uses of the reovirus in therapy.
During the first quarter of 2006, our pre-clinical trial expenses were $42,793 compared to $52,767 for the first quarter of 2005. The frequency of our pre-clinical trial expenses change from period to period as we move through our clinical trial program. As well, we may increase our pre-clinical activity depending on the results of our research collaborations.
For the remainder of 2006, we still expect that pre-clinical trial expenses and research collaborations will remain consistent compared to 2005. We expect to continue expanding our collaborations in order to provide support for our expanding clinical trial program. However, in our efforts to enter into additional combination therapy clinical trials we may be required to perform additional pre-clinical trial studies which could increase these costs compared to 2005.
Other Research and Development Expenses

	2006	2005
	$	$

R&D consulting fees	32,955	76,003
R&D salaries and benefits	321,125	208,437
Quebec scientific research and experimental development refund	(52,344)	—
Other R&D expenses	69,592	38,678

Other research and development expenses	371,328	323,118

During the first quarter of 2006, our R&D consulting fees decreased to $32,955 compared to $76,003 in 2005. In the first quarter of 2005 we incurred consulting costs associated with our initial two U.S. clinical trial applications. In the first quarter of 2006, we did not incur this type of consulting service.
Our R&D salaries and benefits costs were $321,125 in the first quarter of 2006 compared to $208,437 in the first quarter of 2005. The increase is a result of increases in salary levels along with the hiring of our Chief Medical Officer in the third quarter of 2005.
We expect that our Other R&D expenses for the remainder of 2006 will remain consistent with 2005. We expect that salaries and benefits will increase as 2006 should include a complete year of salary and benefit costs for our Chief Medical Officer. This increase should be offset by a decline in our R&D consulting fees as we do not expect to require the same level of consulting services in 2006 as we incurred in 2005. However, we may choose to engage additional consultants to assist us in the development of protocols and regulatory filings for our additional combination therapy and phase II clinical trial studies, possibly causing our R&D consulting expenses to increase.
Operating Expenses

	2006	2005
	$	$

Public company related expenses	834,720	518,104
Office expenses	283,216	238,212

Operating expenses	1,117,936	756,316

During the first quarter of 2006, our public company related expenses increased to $834,720 compared to $518,104 for the first quarter of 2005. The increase in public company related expenses was a result of an increase in our investor relations activity in the first quarter of 2006 compared to 2005.
During the first quarter of 2006, our office expenses increased to $283,216 compared to $238,212 for the first quarter of 2005. Our office expense activity has remained consistent in the first quarter of 2006 compared to the first quarter of 2005 with the change mainly due to increased compensation levels.
Commitments
As at March 31, 2006, we are committed to payments totaling $1,800,000 during the remainder of 2006 for activities related to clinical trial activity and collaborations. All of these committed payments are considered to be part of our normal course of business.
SUMMARY OF QUARTERLY RESULTS
The following unaudited quarterly information is presented in thousands of dollars except for per share amounts:

	2006	2005				2004
	March	Dec.	Sept.	June	March	Dec.	Sept.	June
Revenue(1)	292	160	211	168	245	205	194	183
Net loss(2), (5)	2,995	3,941	3,510	2,955	2,377	3,992	3,096	3,192
Basic and diluted loss per common share(2), (5)	$0.08	$0.12	$0.11	$0.09	$0.07	$0.14	$0.11	$0.11
Total assets(3), (6)	43,660	46,294	34,538	38,081	40,519	39,489	29,471	31,221
Total cash(4), (6)	37,687	40,406	28,206	31,975	34,713	33,919	23,806	25,522
Total long-term debt(7)	150	150	150	150	150	150	150	150
Cash dividends declared(8)	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil

(1)	Revenue is comprised of interest income and income from short term investments.

(2)	Included in net loss and net loss per share between March 2006 and April 2004 is a quarterly gain (loss) on sale of investment of $nil, $nil, $nil, $nil, $765, $nil, ($12,817), and ($646) , respectively.

(3)	Subsequent to the acquisition of Oncolytics Biotech Inc. by SYNSORB in April 1999, we applied push down accounting. See note 2 to the audited financial statements for 2005.

(4)	Included in total cash are cash and cash equivalents plus short-term investments.

(5)	Included in net loss and loss per common share between March 2006 and April 2004 are quarterly stock based compensation expenses of $36,833, $38,152, $4,173, $8,404, $13,375, $1,870,596, $48,878, and $734,670, respectively.

(6)	We issued nil common shares in 2006 (2005 — 4,321,252 common shares for cash proceeds of $18,789,596; 2004 — 4,685,775 common shares for $23,495,961). In addition, 21,459 common shares were issued in September 2004 as partial consideration for the cancellation of a portion of our contingent payments (see note 10 to the audited financial statements for 2005).

(7)	The long-term debt recorded represents repayable loans from the Alberta Heritage Foundation.

(8)	We have not declared or paid any dividends since incorporation.
LIQUIDITY AND CAPITAL RESOURCES
Liquidity
As at March 31, 2006, we had cash and cash equivalents (including short-term investments) and working capital positions of $37,686,624 and $36,315,597, respectively compared to $40,406,167 and $39,301,444, respectively for December 31, 2005. The decrease in 2006 reflects cash usage from operating activities and purchases of intellectual property of $2,461,213 and $230,948, respectively with no cash inflows from financing activities.
We desire to maintain adequate cash and short-term investment reserves to support our planned activities which include our clinical trial program, product manufacturing, administrative costs, and our intellectual property expansion and protection. For the remainder of 2006, we are expecting to expand our clinical trial program to include additional co-therapy clinical trials and Phase II clinical trials. We are also expecting to continue with our collaborative studies pursuing support for our future clinical trial program. Therefore, we will also need to ensure that we have enough REOLYSIN® to supply our potentially expanding clinical trial and collaborative programs. We continue to estimate our expected average monthly cash usage for 2006 to increase to $1,500,000 per month and we believe our existing capital resources are adequate to fund our current plans for research and development activities into 2008. Factors that will affect our anticipated average monthly burn rate include, but are not limited to, the number of manufacturing runs required to supply our clinical trial program and the cost of each run, the number of clinical trials ultimately approved, the timing of patient enrollment in the approved clinical trials, the actual costs incurred to support each clinical trial, the number of treatments each patient will receive, the timing of the NCI’s R&D activity, and the level of pre-clinical activity undertaken.
In the event that we choose to seek additional capital, we will look to fund additional capital requirements primarily through the issue of additional equity. We recognize the challenges and uncertainty inherent in the capital markets and the potential difficulties we might face in raising additional capital. Market prices and market demand for securities in biotechnology companies are volatile and there are no assurances that we will have the ability to raise funds when required.
Capital Expenditures
We spent $230,948 on intellectual property in the first quarter of 2006 compared to $297,396 in the first quarter of 2005. The change in intellectual property expenditures reflects the timing of filing costs associated with our expanded patent base. As well, we have benefited from a stronger Canadian dollar as our patent costs are typically incurred in U.S. currency. In the first quarter of 2006, two U.S. patents were issued bringing our total patents issued to 15 in the U.S., five in Canada and two in Europe.
Investing Activities
Under our Investment Policy, we are permitted to invest in short-term instruments with a rating no less than R-1 (DBRS) with terms less than two years. We have $31,244,253 invested under this policy and we are currently earning interest at an effective rate of 3.56% (2005 — 3.22%).
OTHER MD&A REQUIREMENTS
We have 36,236,748 common shares outstanding at April 25, 2006. If all of our warrants and options were exercised we would have 42,656,098 common shares outstanding.
Additional information relating to Oncolytics Biotech Inc. is available on SEDAR at www.sedar.com.

Oncolytics Biotech Inc.

BALANCE SHEETS
(unaudited)
As at

	March 31,	December 31,
	2006 $	2005 $

ASSETS
Current
Cash and cash equivalents	6,442,372	3,511,357
Short-term investments	31,244,253	36,894,810
Accounts receivable	117,311	47,390
Prepaid expenses	527,596	540,368

	38,331,532	40,993,925

Property and equipment	178,499	189,863

Intellectual property	5,150,046	5,110,538

	43,660,077	46,294,326

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current
Accounts payable and accrued liabilities	2,015,935	1,692,481

Alberta Heritage Foundation loan	150,000	150,000

Shareholders’ equity
Share capital [note 2]
Authorized: unlimited number of common shares
Issued: 36,236,748 (December 31, 2005 — 36,236,748)	84,341,212	84,341,212
Warrants [note 2]	4,429,932	4,429,932
Contributed surplus	6,450,076	6,413,243
Deficit	(53,727,078)	(50,732,542)

	41,494,142	44,451,845

	43,660,077	46,294,326

See accompanying notes

Oncolytics Biotech Inc.

STATEMENTS OF LOSS AND DEFICIT
(unaudited)
For the three month periods ended March 31,

			Cumulative
			from inception
			on April 2,
			1998 to March 31,
	2006 $	2005 $	2006 $

Revenue
Rights revenue	—	—	310,000
Interest income	292,222	244,658	3,861,418

	292,222	244,658	4,171,418

Expenses
Research and development	1,916,322	1,630,264	34,751,827
Operating	1,117,936	756,316	14,208,627
Stock based compensation [note 2]	36,833	13,375	3,798,932
Foreign exchange loss (gain)	(10,051)	16,566	603,527
Amortization — intellectual property	210,440	188,782	3,373,231
Amortization — property and equipment	15,278	17,169	370,324

	3,286,758	2,622,472	57,106,468

Loss before the following:	2,994,536	2,377,814	52,935,050

Gain on sale of BCY LifeSciences Inc.	—	(765)	(299,403)

Loss on sale of Transition Therapeutics Inc.	—	—	2,156,685

Loss before taxes	2,994,536	2,377,049	54,792,332

Capital tax	—	—	49,746

Future income tax recovery	—	—	(1,115,000)

Net loss for the period	2,994,536	2,377,049	53,727,078

Deficit, beginning of period	50,732,542	37,950,711	—

Deficit, end of period	53,727,078	40,327,760	53,727,078

Basic and diluted loss per share	(0.08)	(0.07)

Weighted average number of shares (basic and diluted)	36,236,748	32,267,528

See accompanying notes

Oncolytics Biotech Inc.

STATEMENTS OF CASH FLOWS
(unaudited)
For the three month periods ended March 31,

			Cumulative
			from inception
			on April 2, 1998
			to March 31,
	2006	2005	2006
	$	$	$

OPERATING ACTIVITIES
Net loss for the period	(2,994,536)	(2,377,049)	(53,727,078)
Deduct non-cash items
Amortization – intellectual property	210,440	188,782	3,373,231
Amortization – property and equipment	15,278	17,169	370,324
Stock based compensation	36,833	13,375	3,798,932
Other non-cash items [note 3]	—	29,714	1,383,537
Net changes in non-cash working capital [note 3]	270,772	166,445	1,363,771

	(2,461,213)	(1,961,564)	(43,437,283)

INVESTING ACTIVITIES
Purchase of intellectual property	(230,948)	(297,396)	(4,887,618)
Purchase of property and equipment	(27,381)	(5,598)	(614,892)
Purchase of short-term investments	(249,443)	(5,207,879)	(47,333,483)
Redemption of short-term investments	5,900,000	443,745	15,670,746
Investment in BCY LifeSciences Inc.	—	7,965	464,602
Investment in Transition Therapeutics Inc.	—	—	2,532,343

	5,392,228	(5,059,163)	(34,168,302)

FINANCING ACTIVITIES
Alberta Heritage Foundation loan	—	—	150,000
Proceeds from exercise of warrants and stock options	—	3,075,887	14,967,068
Proceeds from private placements	—	—	38,137,385
Proceeds from public offerings	—	—	30,793,504

	—	3,075,887	84,047,957

Increase (decrease) in cash and cash equivalents during the period	2,931,015	(3,944,840)	6,442,372

Cash and cash equivalents, beginning of the period	3,511,357	12,408,516	—

Cash and cash equivalents, end of the period	6,442,372	8,463,676	6,442,372

See accompanying notes

Oncolytics Biotech Inc.

NOTES TO FINANCIAL STATEMENTS
March 31, 2006 (unaudited)
1. ACCOUNTING POLICIES
These unaudited interim financial statements do not include all of the disclosures included in the Company’s annual financial statements. Accordingly, these unaudited interim financial statements should be read in conjunction with the Company’s most recent annual financial statements. The information as at and for the year ended December 31, 2005 has been derived from the Company’s audited financial statements.
The accounting policies used in the preparation of these unaudited interim financial statements conform with those used in the Company’s most recent annual financial statements.
2. SHARE CAPITAL
Authorized:
Unlimited number of common shares

Issued:	Shares		Warrants
		Amount		Amount
	Number	$	Number	$

Balance, December 31, 2004	31,915,496	66,643,325	2,855,340	3,347,630

Issued for cash pursuant to December 29, 2005 private placement	3,200,000	14,176,000	1,920,000	2,908,800

Exercise of warrants	771,252	3,417,271	(771,252)	(329,984)

Expired warrants	—	1,496,514	(1,219,288)	(1,496,514)

Exercise of options	350,000	297,500	—	—

Share issue costs	—	(1,689,398)	—	—

Balance, December 31, 2005 and March 31, 2006	36,236,748	84,341,212	2,784,800	4,429,932

The following table summarizes the Company’s outstanding warrants as at March 31, 2006:

						Weighted
						Average
	Outstanding,	Granted	Exercised	Expired		Remaining
Exercise	Beginning of	During the	During the	During the	Outstanding,	Contractual
Price	the Period	Period	Period	Period	End of Period	Life (years)

$5.65	320,000	—	—	—	320,000	2.75

$6.15	1,600,000	—	—	—	1,600,000	2.75

$7.06	112,800	—	—	—	112,800	0.15

$8.00	752,000	—	—	—	752,000	1.65

	2,784,800	—	—	—	2,784,800	2.35

Oncolytics Biotech Inc.

NOTES TO FINANCIAL STATEMENTS
March 31, 2006 (unaudited)
Stock Based Compensation
As the Company is following the fair value based method of accounting for stock options, the Company recorded compensation expense of $36,833 (March 31, 2005 – $13,375) for the period with respect to the vesting of options issued in prior periods with an offsetting credit to contributed surplus.
3. ADDITIONAL CASH FLOW DISCLOSURE
Net Change In Non-Cash Working Capital
For the three month period ending March 31,

			Cumulative
			from inception
			on April 2,
			1998 to March 31,
	2006	2005	2006
	$	$	$

Change in:
Accounts receivable	(69,921)	7,183	(117,311)
Prepaid expenses	12,772	(165,762)	(527,596)
Accounts payable and accrued liabilities	323,454	318,027	2,015,935

Change in non-cash working capital	266,305	159,448	1,371,028
Net change associated with investing activities	4,467	6,997	(7,317)

Net change associated with operating activities	270,772	166,445	1,363,771

Other Non-Cash Items

			Cumulative
			from inception
			on April 2,
			1998 to March 31,
	2006	2005	2006
	$	$	$

Foreign exchange loss	—	30,479	425,186
Donation of medical equipment	—	—	66,069
Loss on sale of Transition Therapeutics Inc.	—	—	2,156,685
Gain on sale of BCY LifeSciences Inc.	—	(765)	(299,403)
Cancellation of contingent payment obligation settled in common shares	—	—	150,000
Future income tax recovery	—	—	(1,115,000)

	—	29,714	1,383,537

4. COMPARATIVE FIGURES
Certain comparative figures have been reclassified to conform with the current period’s presentation.

Shareholder Information
For public company filings please go to www.sedar.com or contact us at:
Oncolytics Biotech Inc.
Suite 210, 1167 Kensington Crescent NW
tel: 403.670.7377 fax: 403.283.0858
Calgary, Alberta, Canada T2N 1X7
www.oncolyticsbiotech.com
Officers
Brad Thompson, PhD
Chairman, President and CEO
Doug Ball, CA
Chief Financial Officer
Matt Coffey, PhD
Chief Scientific Officer
Karl Mettinger, MD, PhD
Chief Medical Officer
George Gill, MD
Senior Vice President, Clinical and Regulatory Affairs
Directors
Brad Thompson, PhD
Chairman, President and CEO, Oncolytics Biotech Inc.
Doug Ball, CA
CFO, Oncolytics Biotech Inc.
William. A. Cochrane, OC, MD
Biotech Consultant
Jim Dinning
Chairman, Western Financial Group
J. Mark Lievonen, CA
President, Sanofi Pasteur Limited
Tony Noujaim, PhD
Honorary Chairman, ViRexx Medical Corp.
Bob Schultz, FCA
Chairman, Rockwater Capital Corporation
Fred Stewart, QC
President, Fred Stewart and Associates Inc.

Oncolytics Biotech Inc.
Suite 210, 1167 Kensington Crescent NW, Calgary, AB T2N 1X7
Phone: (403) 670.7377 Fax: (403) 283.0858
www.oncolyticsbiotech.com